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                            June 2, 2021

       Dan Bates
       Chief Executive Officer
       Clean Vision Corporation
       f/k/a Byzen Digital, Inc.
       2711 N Sepulveda Blvd #1051
       Manhattan Beach, CA 90266-2725

                                                        Re: Clean Vision
Corporation
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 12, 2021
                                                            File No. 024-11501

       Dear Mr. Bates:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. We note your revisions and response to prior comment 5 and reissue. The offering, as amended, does not
comply with Rule 251(a)(1) of Regulation A which limits Tier 1 offerings to $20
million in a 12-month period. In this regard, Rule 253(b)(2)(ii) of
                                                        Regulation A provides
that the upper end of your price range "must be used in
                                                        determining the
aggregate offering price under Rule 251(a)." Based on the upper end of your price range ($.08)
and the maximum number of shares you are offering in this
                                                        amendment (375
million), the aggregate offering price for this offering would be $30 million. In addition,
we note that your response to prior comment 2 indicates that the
 Dan Bates
Clean Vision Corporation
June 2, 2021
Page 2
      maximum number of shares offered, if you price the offering at the high end of your range, would be 93,750,000 shares yet your filing still states that you are offering a maximum of 375,000,000 shares. As was noted in prior comment 2, Rule 253(b)(4) does not permit you to include a range of shares as a means to satisfy the "volume of securities to be offered" disclosure requirement. Accordingly, please revise the offering and disclosure accordingly.
       You may contact Michael Fay at (202) 551-3812 or Angela Connell at (202) 551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Joe McCann at (202) 551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameDan Bates
                                                            Division of
Corporation Finance
Comapany NameClean Vision Corporation
                                                            Office of Life
Sciences
June 2, 2021 Page 2
cc:       David L. Ficksman, Esq.
FirstName LastName